                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    The Goldman Sachs Group, L.P.
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   (Last)                           (First)             (Middle)

    85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Biofield Corp.
   (BZET)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   December/1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)


                            Former 10% Owner
               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  12/28/98  |  S(01) |   |      02       | D   |    01    |     -0-      |   02    |    02    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |       |              |                 |                       |        |9.       |10.   |      |
               |        |        |       |              |                 |                       |        |Number   |Owner-|      |
               |        |        |       |              |                 |                       |        |of       |ship  |      |
               |2.      |        |       |              |                 |                       |        |Deriv-   |of    |      |
               |Conver- |        |       |5.            |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |       |Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |       |Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.     |Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans- |Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action |or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code   |of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr |(Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)     |4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------ |------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code |V| (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
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
Option         |        |        |     | |      |       |        |        |             |         |        |         |      |      |
(right to buy) | $3.75  |6/4/98  |A(03)|V| 2,500|       | Immed. |6/4/08  |Common Stock | 2,500   |        |         |   I  |  03  |
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Option         |        |        |     | |      |       |        |        |             |         |        |         |      |      |
(right to buy) | $3.75  |12/28/98|J(03)| |      |  2,500| Immed. |6/4/08  |Common Stock | 2,500   |        |   -0-   |   I  |  03  |
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Option         |        |        |     | |      |       |        |        |             |         |        |         |      |      |
(right to buy) | $4.69  |12/28/98|J(03)| |      |  2,500| Immed. |6/4/07  |Common Stock | 2,500   |        |   -0-   |   I  |  03  |
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Option         |        |        |     | |      |       |        |        |             |         |        |         |      |      |
(right to buy) | $11.00 |12/28/98|J(03)| |      | 10,000|   04   |1/29/06 |Common Stock | 10,000  |        |   -0-   |   I  |  03  |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS Advisors"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group", and together with GSCP, GS Advisors and Goldman Sachs, the "Reporting Persons"). The principal business address of each of Goldman Sachs, GS Group, GSCP and GS Advisors is 85 Broad Street, New York, New York, 10004.

Explanation of Responses:

01: Pursuant to a stock repurchase agreement, dated as of December 28, 1998 (the "Repurchase Agreement"), by and among Biofield Corp. (the "Company") and GSCP and various investment partnerships affiliated with Goldman Sachs ("Other Limited Partnerships", and together with GSCP, the "Limited Partnerships"), the Limited Partnerships sold all shares of Common Stock held by them the Company for a total consideration of $100.00.

02: Goldman Sachs and GS Group may be deemed to have owned beneficially and indirectly 2,246,131 shares of Common Stock sold by the Limited Partnerships. Goldman Sachs and GS Group disclaims beneficial ownership of these securities except to the extent of their pecuniary interest therein.

2,021,523 shares of Common Stock were sold and may be deemed to have been beneficially owned directly by GSCP and may be deemed to have been beneficially owned indirectly by its general partner, GS Advisors. GS Advisors disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

224,608 shares of Common Stock were sold and may be deemed to have been beneficially owned directly by the Other Limited Partnerships, of which affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner.

03: The options were granted to Joseph H. Gleberman, a managing director of Goldman Sachs and at the time of the grant, a director of the Company, under the Biofield Corp. 1996 Stock Option Plan for Non-Employee Directors. Mr. Gleberman had an agreement with GS Group pursuant to which he held the stock options for the benefit of GS Group.

On December 28, 1998, Mr. Gleberman resigned from the Board of Directors of the Company. In connection with such resignation and the Repurchase Agreement, Mr. Gleberman tendered to the Company for cancellation all of his options to acquire shares of Common Stock granted to him pursuant to the Biofield Corp. 1996 Stock Option Plan for Non-Employee Directors.

04: These options become exercisable in three equal annual installments on each anniversary of the grant date, which was January 29, 1996.

Signature:

GOLDMAN, SACHS & CO.



By:  s/ Hans L. Reich
     ---------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact



THE GOLDMAN SACHS GROUP, L.P.


By:  s/ Hans L. Reich
     ---------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


GS CAPITAL PARTNERS, L.P.


By:  s/ Hans L. Reich
     ---------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


GS ADVISORS, L.P.


By:  s/ Hans L. Reich
     ---------------------
     Name:  Hans L. Reich
     Title: Attorney-in-fact


Date:     January 11, 1999




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.